SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 13, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

December 13, 2011

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes

TOKYO, Japan – December 13, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name

Changes Effective as of January 1, 2012

Director and Vice Chairman Group Corporate Sales Group Kansai Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd.	Director and Vice Chairman Group Corporate Sales Group Kansai Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd. Chairman, ORIX Auto Corporation	Hiroaki Nishina

Director and Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters Chairman, ORIX Rentec Corporation Chairman, ORIX Auto Corporation	Director and Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters Chairman, ORIX Rentec Corporation	Kazuo Kojima

Director and Corporate Executive Vice President Chief Information Officer Head of Human Resources & Corporate Administration Headquarters	Director and Corporate Executive Vice President Chief Information Officer Head of Human Resources & Corporate Administration Headquarters Head of IT Planning Office	Tamio Umaki

Corporate Senior Vice President Head of Accounting Headquarters President, ORIX Management Information Center Corporation	Executive Officer Head of Accounting Headquarters President, ORIX Management Information Center Corporation	Takao Kato

Executive Officer Head of Investment & Operation Headquarters	Executive Officer Acting Head of Investment & Operation Headquarters	Yuichi Nishigori

Executive Officer Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.	Domestic Sales Administrative Headquarters: Head of Tokyo Sales	Yasuyuki Ijiri

Executive Officer Deputy Head of Human Resources & Corporate Administration Headquarters Head of IT Planning Office	Deputy Head of Human Resources & Corporate Administration Headquarters Assistant Head of IT Planning Office	Shigeki Seki

Executive Officer

Domestic Sales Administrative

Headquarters: Head of OQL Business Headquarters, Regional Business Department, Administration Center and Call Center

President, ORIX Call Center Corporation

	Domestic Sales Administrative Headquarters: Head of OQL Business Headquarters, Regional Business Department, Administration Center and Call Center President, ORIX Call Center Corporation	Satoru Katahira

Retire*1	Corporate Senior Vice President Head of Investment & Operation Headquarters	Mitsuo Nishiumi

Retire*2	Executive Officer Domestic Sales Administrative Headquarters: Head of Corporate Sales Planning	Keiji Ito

Retire*3	Group Executive President, ORIX Investment Corporation	Hisayuki Kitayama

*1	Mitsuo Nishiumi will be appointed Chairman, Osaka City Dome Co., Ltd.
*2	Keiji Ito will be appointed Corporate Executive Vice President, ORIX Auto Corporation.
*3	Hisayuki Kitayama will remain President, ORIX Investment Corporation.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2010 – March 31, 2011.”

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